EXHIBIT 5.1

OPINION OF GRANTLAND E. BRYCE

September 1, 2005

Isis Pharmaceuticals, Inc.
1896 Rutherford Road
Carlsbad, CA 92008

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Isis Pharmaceuticals, Inc. (the “Company”) of a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission, covering the registration of 14,999,998 shares of the Company’s Common Stock for resale on behalf of a certain selling stockholders, including 12,000,000 shares of Common Stock (the “Shares”) and up to 2,999,998 shares of Common Stock (the “Warrant Shares”) issuable upon the exercise of certain warrants held by such selling stockholders (the “Warrants”).

In connection with this opinion, I have examined and relied upon the Registration Statement and related Prospectus, the Warrants, the Company’s Certificate of Incorporation and Bylaws, as amended, and the originals or copies certified to my satisfaction, of such records, documents, certificates, memoranda and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that (i) the Shares are validly issued, fully paid and nonassessable, and (ii) the Warrant Shares, when issued and sold in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable.

I consent to the reference to myself under the caption “Legal Matters” in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Sincerely,

/s/ Grantland E. Bryce

Grantland E. Bryce
Vice President, Legal and
General Counsel